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                             February 5, 2021

       James W. McCabe
       Chief Executive Officer
       Maverick Energy Group, Ltd.
       135 Jenkins Street
       Suite 105B, #356
       St. Augustine, FL
       32086

                                                        Re: Maverick Energy
Group, Ltd.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 8,
2021
                                                            File No. 024-11407

       Dear Mr. McCabe:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed on January 8, 2021

       Cover Page

   1. We note your disclosure that you will offer your common stock on a best-efforts basis
                                                        "primarily through an
online platform." Please revise to clarify your reference to such online platform. For
example, such platform is not described in the Distribution section.
       Risk Factors
       Because directors and officers currently and for the foreseeable future will continue to control
       Maverick Energy Group, Ltd., page 12

   2. We note your disclosure on page 41 that holders of your Series A Super Voting Preferred
                                                        Stock are entitled to
10,000 votes per share while holders of your Common Stock
 James W. McCabe
FirstName LastNameJames  W. McCabe
Maverick Energy Group, Ltd.
Comapany5,NameMaverick
February   2021          Energy Group, Ltd.
February
Page 2 5, 2021 Page 2
FirstName LastName
         are entitled to one vote per share. Please revise your disclosure here, in your summary, and on your cover page to disclose the respective voting rights of your Series A Super
         Voting Preferred Stock and Common Stock and to quantify the voting control by Mr.
         McCabe, as the sole holder of your Series A Voting Preferred Stock, after giving effect to the offering.
Importance of Future Prices of Oil and Gas, page 13

3. It does not appear that you currently own any interests in oil and gas wells or properties.
         If so, please revise your disclosure here and elsewhere in your offering circular, as appropriate, to clarify that you do not currently own any interests in oil and gas wells or property.
Use of Proceeds, page 17

4. If any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from affiliates of the issuer or their associates, give the names of the persons from whom they are to be acquired and set forth the basis used in determining the purchase price to the issuer. Refer to Instruction 7 to Item 6 of
Part II of Form 1-A. In
         that regard, we note your reference to the use of proceeds for the "acquisition of qualifying producing property" and note your disclosure on page F-11 regarding options to purchase assets.
Distribution, page 18

5. We note your disclosure on page 19 that the offering will "terminate at the Company's discretion, or on the Termination Date." Please revise to clarify the offering period. Refer to Securities Act Rule 251(d)(3)(i)(F).
Management, page 34

6. Please expand your disclosure to clearly describe the business experience during the past five years of Messrs. Morgan and Teague, including in each case their principal occupations and employment during that period, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 10(c) of Part II of Form 1-A.
Certain Relationships and Related Party Transactions, page 37

7. Please provide any disclosure required by Item 13 of Part II of Form 1-A with respect to the agreements described in Note 10 to the financial statements on page F-11. In that regard, we note your disclosure on page 33 that Mr. McCabe formed Diamond Energy
         Services, LLC.
 James W. McCabe
FirstName LastNameJames  W. McCabe
Maverick Energy Group, Ltd.
Comapany5,NameMaverick
February   2021          Energy Group, Ltd.
February
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FirstName LastName
Principal Stockholders , page 40

8. We note that your principal stockholder table reflects ownership information as of
         September 3, 2020. Please update this disclosure to provide information as of the most recent practicable date. In addition, please ensure that the table is updated to reflect any information required by Item 12 of Part II of Form 1-A with respect to the the share issuance to USR in connection with the license agreement.
Exhibits

9. Please file copies of the following agreements as exhibits to your offering circular or tell us why you believe you are not required to do so. Refer to Item 17 of
Part III of Form 1-
         A.
             New Nets, LLC Convertible Notes in the aggregate outstanding amount of $58,000 as of September 30, 2020.
             Letter of Intent for funding of up to $20,000,000 with an anticipated closing date of
             December 29, 2020.
             Option Agreement to purchase substantially all the assets of Diamond Energy
             Services, LP.
             Option Agreement to acquire from DESMD X, LLC an exclusive 90-day option to purchase the equivalent of a 100% working interest in the Big Foot oil and gas leases owned by DESMD X, LLC.
General

10. We note your press release dated December 15, 2020 regarding your announcement that you are seeking to raise $20 million through a Regulation A offering, that you have received an $8 million indication of interest, and that you estimate your "post-money valuation" at $150 million. Please provide your analysis as to whether this press release is a solicitation of interest under Securities Act Rule 255. In that regard, we note that such press release does not include the statements required by Rule 255(b) with respect to a solicitation of interest. We may have additional comments.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the
 James W. McCabe
Maverick Energy Group, Ltd.
February 5, 2021
Page 4

financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                         Sincerely,
FirstName LastNameJames W. McCabe
                                                         Division of
Corporation Finance
Comapany NameMaverick Energy Group, Ltd.
                                                         Office of Energy &
Transportation
February 5, 2021 Page 4
cc:       Andrew Coldicutt, Esq.
FirstName LastName